Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
SNDL Inc. (“SNDL”)
#300, 919 - 11th Avenue SW
Calgary, Alberta T2R 1P3
Item 2	Date of Material Change
January 17, 2023
Item 3	News Release

A press release with respect to the material change referred to in this report was issued and disseminated through the facilities of recognized newswire services on January 17, 2023 and subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Item 4	Summary of Material Change

On January 17, 2023, by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “CBCA”) and pursuant to the terms of an arrangement agreement dated August 22, 2022 (the “Arrangement Agreement”), SNDL acquired all of the outstanding common shares (the “Company Shares”)  in the capital of The Valens Company Inc. (the “Company”), other than those already held by SNDL or its subsidiaries.

Item 5.1	Full Description of Material Change

On January 17, 2023, SNDL completed the previously announced acquisition of the Company pursuant to a plan of arrangement under Section 192 of the CBCA (the “Arrangement”). Pursuant to the Arrangement, SNDL acquired all the issued and outstanding Company Shares, other than those already held by SNDL and its subsidiaries, and the relevant holders of Company Shares were entitled to receive, for each Company Share held, 0.3334 common shares in the capital of SNDL (each whole share, a “Purchaser Share”). The aggregate consideration delivered pursuant to the Arrangement for the Company Shares was 27,605,824 Purchaser Shares (after taking into account Company Shares issued pursuant to certain change of control entitlements and the acceleration of outstanding restricted share units and deferred share units of the Company in accordance with its equity-based compensation plan).

In connection with the Arrangement, the Company Shares were de-listed from the Toronto Stock Exchange and the Nasdaq Capital Market shortly after the closing of the Arrangement. The Company has applied or will apply to cease to be a reporting issuer under applicable Canadian securities laws.

Further details regarding the terms of the Arrangement and the transactions related thereto are set out in the Arrangement Agreement. The Arrangement Agreement and related documents have been filed under SNDL’s profile on SEDAR at www.sedar.com.

Item 5.2	Disclosure For Restructuring Transaction
Not applicable.
Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
For further information contact:
Kristine Dow, General Counsel & Corporate Secretary
1-403-948-5227

Item 9	Date of Report
January 23, 2023